DIRECT INSITE CORP. DECLARES DIVIDEND DISTRIBUTION
                        OF COMMON STOCK PURCHASE RIGHTS


     BOHEMIA, New York, August 28, 2001. The Board of Directors of Direct Insite Corp. (Nasdaq Symbol: DIRI) today declared a dividend distribution of one Common Stock Purchase Right on each outstanding share of Direct Insite's common stock, to be effective at the close of business on August 28, 2001.

     James A. Cannavino, Chairman of Direct Insite stated: "The Rights were adopted to assure that all of our stockholders receive fair and equal treatment in the event of any proposed takeover of the Company and to guard against abusive tactics to gain control of Direct Insite without paying all stockholders a premium for that control. The Rights are not being issued in response to any specific takeover, but are a response to the general takeover environment."

     The Rights will not prevent a takeover, but should encourage anyone seeking to acquire the Company to negotiate with the Board prior to attempting a takeover.

     The Rights will be exercisable only if a person or group acquires 20% or more of Direct Insite's common stock or announces a tender offer, the consummation of which would result in ownership by a person or group of 20% or more of the common stock. Each Right entitles stockholders to buy no less than one share of Direct Insite's common stock at an exercise price of $2.50. If Direct Insite is acquired in a merger or other business combination transaction after a person has acquired 20% or more of the Company's outstanding common stock, each Right will entitle its holder to purchase, at the Right's then-current exercise price, a number of the acquiring company's common shares having a market value of twice such price. The acquiring person will not be entitled to exercise these Rights.

     Prior to the acquisition by a person or group of beneficial ownership of 20% or more of the Company's common stock, the Rights are redeemable for $.001 per Right at the option of the Board of Directors.

     The dividend distribution will be made on August 28, 2001 or as soon thereafter as is practicable, payable to stockholders of record on that date and is not taxable to stockholders. The rights will expire on August 27, 2006.

     Direct Insite Corp operates primarily as an Application Service Provider (generally referred to as an ASP, also referred to as the Server Farm) providing high volume data processing and analysis tools for their customers. The Company's core technology, d.b.Express, is a management information tool providing targeted access through the mining of large volumes of transactional data. The d.b.Express Internet ServerTM and JAVA Applet have overcome a major Internet problem, that of high data volume and limited bandwidth, currently responsible for the lengthy delays associated with data downloading. Data can be visually presented using the Company's patented data visualization technology. Additionally, Direct Insite now offers a complete Electronic Bill Presentment and Payment, as well as an Internet Customer Care tool set. Through its wholly

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owned  subsidiary,  Platinum  Communications,  Inc.,  the  Company now offers an integrated solution of order entry, workflow management, provisioning, and rating and billing for communication service providers, currently marketed under the trade name AMS. The company also provides a consulting service which creates
cost  savings  for  its  customers   through   effectively   negotiating   their
telecommunications and network service provider contracts as well as reviewing both past and future communication expenditures to assure compliance

Headquartered in Bohemia, New York, with offices in Dallas, TX. And Atlanta, GA., Direct Insite Corp. employs a staff of 50. For more information about Direct Insite Corp. call (631) 244-1500 or visit our web site at www.directinsite.com.